DATED 3 JANUARY 2018

INTEGRATED MEDIA TECHNOLOGY LIMITED
(as Guarantor)

- And -

E-TECH ELECTRONICS LIMITED
亞歷電子有限公司

(as Subscriber)

DEED OF GUARANTEE

CONTENTS

THIS DEED OF GUARANTEE (the "Deed") is made on the 3rd day of January 2018.

MADE BY:

INTEGRATED MEDIA TECHNOLOGY LIMITED, a public company incorporated in the Australia the shares of which are listed on Australian Securities Exchange (stock code: ITL) and NASDAQ (stock code: IMTE), whose registered office is situate at Level 7, 420 King William Street, Adelaide SA 5000, Australia and principal office in Hong Kong is situtate at 7/F, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong (the "**Guarantor**").

IN FAVOUR OF:

E-TECH ELECTRONICS LIMITED (亞歷電子有限公司), a company incorporated in Hong Kong with limited liability, whose registered office is situtate at Unit D, 3/F., Unison Industrial Centre, 27-31 Au Pui Wan Street, Fotan, Shatin, New Territories, Hong Kong (the "**Subscriber**").

WHEREAS:

(1) By an agreement dated 3 January 2018 (the "**Agreement**", which expression shall include the same as originally executed or as it may from time to time be supplemented or amended) and made between Marvel Digital Limited (**萬維數碼有限公司**) (the "**Company**") as issuer and the Subscriber as subscriber, the Subscriber has agreed to subscribe for the 10 per cent coupon convertible bonds (the "**Convertible Bonds**") in the aggregate principal amount of HK$23,000,000 to be issued by the Company subject to and upon the terms and conditions and for the purpose mentioned therein.

(2) In consideration of the Subscriber entering into the Agreement, the Guarantor, being the ultimate holding company of the Company, agree to guarantee the performance and obligation of the Company in relation to its principal and interest payment obligations under the Convertible Bonds subject to the terms and conditions of this Deed.

NOW THIS DEED WITNESSES as follows:

1 INTERPRETATION

1.1 Definitions and Construction. In this Deed, unless otherwise defined and the context requires otherwise, terms defined in the Agreement shall have the same meanings when used in this Deed.

1.2 Successors and Assigns. The expressions "**Subscriber**" and "**Guarantor**" shall where the context permits include their respective personal representatives, successors and permitted assigns and any persons deriving title under them.

1.3 Miscellaneous. In this Deed, unless the context requires otherwise, references to provisions of any law or regulation shall be construed as references to those provisions as replaced, amended, modified or re-enacted from time to time; words importing the singular include the plural and vice versa and words importing a gender include every gender; references to this Deed shall be construed as references to such document as the same may be amended, supplemented or novated from time to time; unless otherwise stated, references to Clauses are to clauses of this Deed. Clause headings are inserted for reference only and shall be ignored in construing this Deed.

2 GUARANTEE

2.1 Guarantee. In consideration of the Subscriber agreeing to enter into the Agreement and pay the Subscription Price, the Guarantor unconditionally and irrevocably guarantee, as a continuing obligation, the due and punctual performance and observance by the Company of its principal and interest payment obligations of the Company under the Convertible Bonds (the "**Guaranteed Obligations**").

2.2 Primary Obligor. If and whenever the Company defaults for any reason whatsoever in the performance of any of the Guaranteed Obligations, the Guarantor shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy and discharge (or procure the satisfaction of or discharge of) the obligation or liability of the Company in respect of the Guaranteed Obligations and so that the same benefits shall be conferred on the Subscriber as it would have received if such obligation or liability had been duly performed and satisfied by the Company. The Guarantor undertakes to indemnify and keep effectively indemnified the Subscriber (if necessary by the payment of cash on first demand) against all liabilities, losses, damages, costs and expenses stipulated under this Deed or otherwise which the Subscriber may suffer or incur in connection with any default or delay on the part of the Company in the performance of any such Guaranteed Obligations.

2.3 Demands. Demands may be made under this Deed by the Subscriber to the Guarantor from time to time after the occurrence of any default of the Guaranteed Obligations by the Company and may be enforced irrespective of whether any

steps or proceedings are or will be taken against the Company or any other person to recover the indebtedness claimed under this Deed.

2.4 Period. The Subscriber shall be entitled to retain this Deed and any security it has in respect of the Guaranteed Obligations until all the Guaranteed Obligations have been fully satisfied, discharged and where applicable, paid in full to the satisfaction of the Subscriber in order to protect the interests of the Subscriber in respect of the Guaranteed Obligations, and in any event, until the date on which the Guaranteed Obligations shall have been fully satisfied or discharged.

3 CONTINUING GUARANTEE

This Deed shall be a continuing guarantee and shall remain in full force and effect until the Guaranteed Obligations have been satisfied/paid in full, notwithstanding the bankruptcy or any incapacity or change in the status of the Guarantor or any other person or any intermediate settlement of account or other matter whatsoever. This Deed is in addition to, and independent of, any guarantee or other security or right or remedy now or at any time hereafter held by or available to the Subscriber in respect of the Guaranteed Obligations.

4 REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

4.1 Representations, Warranties and Undertakings. The Guarantor represents, warrants and undertakes to the Subscriber that:

(a) it has full capacity and legal right to enter into and engage in the transactions contemplated by this Deed;

(b) this Deed constitutes legal, valid and binding obligations of the Guarantor enforceable in accordance with its terms;

(c) it is not necessary in order to ensure the validity, enforceability or admissibility in evidence in proceedings of this Deed in Hong Kong or any other relevant jurisdiction that this Deed or any other document be filed or registered with any authority in Hong Kong or elsewhere or that any tax be paid in respect thereof;

(d) neither of them is generally subject to civil and commercial law and to legal proceedings and neither the Guarantor nor any of its assets or revenues is entitled to any immunity or privilege (sovereign or otherwise) from any set-off, judgment, execution, attachment or other legal process;

(e) as a separate and independent stipulation it is agreed by the Guarantor that any obligations and undertakings under this Deed which may not be enforceable or becomes unenforceable against the Guarantor on the footing of a guarantee, whether by reason of any legal limitation, disability or incapacity on or any member of the Company or any other fact or circumstances or other event and whether or not known to the Subscriber shall nevertheless be enforceable against the Guarantor as sole or principal obligor in respect thereof.

(f) the Guarantor shall not be discharged or released from its obligation under this Deed by any arrangement made between the other parties or by any

alteration in the obligations on the part of either the Company or the Guarantor under this Deed; and

(g) the obligations and liabilities of the Guarantor under this Deed are of continuing nature and shall not be discharged or affected by the dissolution, amalgamation, reconstruction or reorganisation of or the change in constitution or control of any of the parties to this Deed.

4.2 Continuing Representation and Warranty. The Guarantor also represents and warrants to and undertakes with the Subscriber that the foregoing representations and warranties will be true and accurate throughout the continuance of this Deed with reference to the facts and circumstances subsisting from time to time.

5 WAIVER AND SEVERABILITY

No failure or delay by the Subscriber in exercising any right, power or remedy hereunder shall impair such right, power or remedy or operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies herein provided are cumulative and do not exclude any other rights, powers and remedies provided by law. If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, the legality, validity and enforceability of such provision under the law of any other jurisdiction, and of the remaining provisions of this Deed, shall not be affected or impaired thereby.

6 MISCELLANEOUS

6.1 Protective Clauses. Neither the liability of the Guarantor nor the validity or enforceability of this Deed shall be prejudiced, affected or discharged by:

(a) the invalidity or unenforceability of any obligation or liability of the Company in respect of the Guaranteed Obligations;

(b) any invalidity or irregularity in the execution of this Deed;

(c) the death, insolvency, bankruptcy or liquidation or any incapacity, disability or limitation or any change in the constitution or status of the Company or the Guarantor;

(d) any waiver, exercise, omission to exercise, compromise, renewal or release of any rights against the Company or any other person or any compromise, arrangement or settlement with any of the same; and

(e) any act, omission, event or circumstance which would or may but for this provision operate to prejudice, affect or discharge this Deed or the liability of the Guarantor hereunder.

6.2 Amendment. Any amendment or waiver of any provision of this Deed and any waiver of any default under this Deed shall only be effective if made in writing and signed by both of the Subscriber and the Company.

7 CONFIDENTIALITY

7.1 Undertaking. Each party shall treat as strictly confidential the negotiations leading up to this Deed and the subject matter of this Deed and subject to the provisions of Clause 7.2 that it will not at any time hereafter make use of or disclose or divulge to any person any such information and shall use its best endeavours to prevent the publication or disclosure of any such information.

7.2 Exceptions. The restrictions contained in Clause 7.1 shall not apply so as to prevent either party from making any disclosure required by law or by any securities exchange or supervisory or regulatory or governmental body pursuant to rules to which that party is subject or from making any disclosure to any professional adviser for the purposes of obtaining advice (provided always that the provisions of this Clause 7 shall apply to and the parties shall procure that they apply to and are observed in relation to, the use or disclosure by such professional adviser of the information provided to it) nor shall the restrictions apply in respect of any information which comes into the public domain otherwise than by a breach of this Clause 7 by any party.

8 ASSIGNMENT

The Guarantor shall not assign any of their rights hereunder. The Subscriber shall not assign all or any part of its rights under this Deed.

9 NOTICES

9.1 Delivery. Each notice, demand or other communication to be given or made under this Deed shall be in writing and delivered or sent to the relevant party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) days' prior written notice specified to the other party):

The Guarantor

Address:	7th Floor, Siu On Centre, 188 Lockhart Road, Wanchai, Hong Kong
Attention:	The Board of Directors
Fax: No:	+852 2254 4050

The Subscriber:

Address:	Unit D, 3/F., Unison Industrial Centre, 27-31 Au Pui Wan Street, Fotan, Shatin, New Territories, Hong Kong
Attention:	The Board of Directors
Fax Number:	+852 2607 0155

9.2 Deemed Delivery. Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered (a) if given or made by

letter, when actually delivered to the relevant address and (b) if given or made by fax, when despatched with electronic confirmation of complete and error-free transmission, Provided that, if such day is not a working day in the place to which it is sent, such notice, demand or other communication shall be deemed delivered on the next following working day at such place.

10 GOVERNING LAW AND JURISDICTION

This Deed and the rights and obligations of the parties hereunder shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereto submit to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS whereof this Deed has been executed by the parties hereto and is intended to be and is hereby delivered on the day and year first above written.

<u>THE GUARANTOR</u>

SEALED with the **COMMON SEAL** of **INTEGRATED MEDIA** **TECHNOLOGY LIMITED** and **SIGNED** by its authorised signatory Lee Ying Chiu, Herbert 李應樵	)))))))))	*/S/ Lee Ying Chiu, Herbert*

in the presence of:

<u>THE SUBSCRIBER</u>

SEALED with the **COMMON SEAL** of **E-TECH ELECTRONICS** **LIMITED 亞歷電子有限公司** and **SIGNED** by its authorised signatory Lee Yiu Chi 李耀智	))))))))))	*/S/ Lee Yiu Chi*

in the presence of: